

Mail Stop 4631

July 13, 2009

Via U.S. mail and facsimile

Mr. Daniel Khesin, President
Divine Skin Inc.
1135 Kane Concourse, 6TH Floor
Bay Harbor, Florida 33154

      RE: Divine Skin Inc.
            Amendment No. 1 to Registration Statement on Form 10
            Filed July 2, 2009
            File No. 0-53680

Dear Mr. Khesin:

We have reviewed this filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business of the Company, page 1

1. Pleased disclose more detail about the activities of Sigma and Polaris. For instance, which products are created and/or distributed by these entities?

Products, page 2

2. We note your response to prior comment 3; however, please provide support for the remaining claims contained in your registration statement. See, without limitation, the statements made about your product lines on pages 3, F-6 and F-26. Please discuss in greater detail any clinical studies you reference.

Regulation, page 6

3. We note your response to prior comment 11; however, please state clearly, if true, that your products are not currently subject to any specific regulations. If you believe that they are likely subject to certain regulations, then please discuss this.

Management's Discussion and Analysis, page 15

4. We have read your response to comment 15. Please revise your filing to disclose to-date advances made to the failed related company, as previously requested.

Results of Operations, page 17

5. We have read your response to comment 16. As previously requested, please expand your discussion in the business section to provide your detailed explanation of how your products were manufactured during the periods presented. We note, in particular, such disclosure would appear most relevant under the Manufacturing and Suppliers section on page 4.

6. We have read your response to comment 17. You have responded that you updated the disclosure to indicate that the $8,795 of other income in the first quarter of 2009 was primarily the result of reversing certain accruals that were no longer required. We note that no such revision has been made to your filing. Please revise accordingly. Also, as the other income (expenses) balance of $8,938 may include offsetting amounts, please tell us the gross amounts attributable to reversing certain accruals, and explain the nature of such accruals.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or in her absence Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding the financial statements. Please contact Errol Sanderson, Financial Analyst, at (202) 551- 3746 or Craig Slivka, Special Counsel with any other questions.

Sincerely,

Pamela A. Long
Assistant Director